Exhibit 99.1

FOR RELEASE May 10, 2019

China Biologic Reports Financial Results

for the First Quarter of 2019

—1Q19 Total Sales Up 15.4% YoY in USD terms, or 22.3% YoY in RMB terms;

Net Income Up 19.3% YoY to $37.7 Million;

Non-GAAP Adjusted Net Income Up 14.3% YoY in RMB terms —

BEIJING, China – May 10, 2019 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the first quarter of 2019.

First Quarter 2019 Financial Highlights

•	Total sales in the first quarter of 2019 increased by 22.3% in RMB terms and 15.4% in USD terms to $129.8 million from $112.5 million in the same quarter of 2018.
•	Gross profit increased by 8.6% to $85.6 million from $78.8 million in the same quarter of 2018. Gross margin decreased to 65.9% from 70.0% in the same quarter of 2018.
•	Income from operations increased by 12.8% to $44.0 million from $39.0 million in the same quarter of 2018. Operating margin decreased to 33.9% from 34.7% in the same quarter of 2018.
•	Non-GAAP adjusted income from operations increased by 10.5% in RMB terms and 4.2% in USD terms to $52.2 million from $50.1 million in the same quarter of 2018.
•	Net income attributable to the Company increased by 26.5% in RMB terms and 19.3% in USD terms, to $37.7 million from $31.6 million in the same quarter of 2018. Fully diluted earnings per share increased to $0.94 compared to $0.92 in the same quarter of 2018.
•	Non-GAAP adjusted net income attributable to the Company increased by 14.3% in RMB terms and 7.7% in USD terms to $44.5 million from $41.3 million in the same quarter of 2018. Non-GAAP adjusted earnings per share decreased to $1.11 from $1.21 in the same quarter of 2018.

“China Biologic achieved better-than-expected financial results for the first quarter, with growth in operating profit that exceeded expectations. Despite this welcome news, the challenging policy headwinds and heightened competition within the Chinese plasma industry persist and we maintain our overall outlook for the year,” said Joseph Chow, Chairman of the China Biologic Board of Directors.

“This quarter’s outperformance in terms of operating profit growth can be largely attributed to higher-than-expected sales of albumin. This was due to a temporary shortage of albumin supply in the market related to lower import volumes combined with increased plasma fractionation capability at our new Shandong facility launched last February. However, sales of IVIG products did not meet our expectations, due to reduced purchase volumes at many regional hospitals as mandated by government controls on healthcare spending. The performance of our placenta polypeptide product was largely in line with expectations, with sales down 50% year over year. As market prices decline for our major products, our gross margin continues to be negatively impacted. Although our prior efforts and investments towards improving our sales and marketing capabilities have been successful in broadening our sales channel coverage and reducing Guizhou Taibang’s IVIG inventory, the prescription volumes of IVIG and certain high-unit-price coagulation products remain sluggish.”

“We recently received Dr. Bing Li’s resignation as CEO and also from the Board of Directors due to personal reasons. We thank Dr. Li for his contribution in helping China Biologic optimize our sales and marketing team and improve corporate governance. The Board has formed a search committee comprised of independent directors to seek a new CEO and in the interim has appointed me as the acting CEO.”

“Looking ahead to the rest of the year, given the relatively fixed annual volume of our available plasma inventory and the oversold albumin volume in the first quarter, the overall albumin sales growth rate in the remaining quarters of this year will likely decelerate. Our new sales and marketing talent will leverage our expanded sales coverage in various channels to offer a variety of products, with renewed efforts towards improving the prescription volumes at regional hospitals and educating doctors about the benefits of IVIG, PCC and other coagulation factor products in treating patients across a wide range of clinical indications. We expect these efforts to help decrease our IVIG inventory position, which is currently above the normal level, both internally and with our distributors.”

Share Repurchase Program

In late April 2019, the Company completed the share repurchase program previously authorized by its Board of Directors in 2018, repurchasing 1,074,376 shares at a total of $100 million.

In May 2019, the Company’s Board of Directors authorized a new share repurchase program under which China Biologic may repurchase up to US$150 million worth of shares over the next 12 months.

The Company's repurchases may be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or through other legally permissible means. The timing and extent of any purchases will depend upon market conditions, the trading price of its shares and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law.

First Quarter 2019 Financial Performance

Total sales in the first quarter of 2019 increased by 22.3% in RMB terms, or 15.4% in USD terms, to $129.8 million from $112.5 million in the same quarter of 2018.

Total sales for biopharmaceutical products (including plasma products and placenta polypeptide products) increased by 22.2% in RMB terms, or 15.2% in USD terms, to $116.5 million from $101.1 million in the same quarter of 2018, as a result of increases in the sales of human albumin products and coagulation factor products, which was partly offset by decreases in the sales of IVIG and placenta polypeptide products. For plasma products, total sales in the first quarter of 2019 increased by 35.8% in RMB terms, or 28.0% in USD terms, to $108.8 million from $85.0 million in the same quarter of 2018.

Total sales for biomaterial products in the first quarter of 2019 increased by 23.8% in RMB terms, or 16.7% in USD terms, to $13.3 million from $11.4 million in the same quarter of 2018, as a result of higher sales concentration in higher-unit-price artificial dura mater products.

During the first quarter of 2019, human albumin and IVIG products remained the Company’s two largest sales contributors. Revenue from human albumin increased by 78.2% in RMB terms, or 68.0% in USD terms, from $33.8 million in the first quarter of 2018 to $56.8 million in the first quarter of 2019. Revenue from IVIG products decreased by 3.1% in RMB terms, or 8.8% in USD terms, from $31.8 million in the first quarter of 2018 to $29.0 million in the first quarter of 2019. As a percentage of total sales, sales from human albumin and IVIG products were 43.8% and 22.4%, respectively, in the first quarter of 2019.

The sales volume of human albumin products increased by 85.8% for the first quarter of 2019, primarily due to increased sales volumes in the distributor and pharmacy channels, supplemented by increased direct sales to hospitals and inoculation centers. The sales volume of IVIG products increased by 1.1% for the first quarter of 2019 as a result of increased sales through the distributor channel.

The average prices for human albumin and IVIG products decreased by 4.1% and 4.2%, respectively, in RMB terms in the first quarter of 2019 compared to the same quarter of 2018 because of higher sales volume in the distributor channel and lower prices to certain distributors reflecting intensified market competition for major plasma products. In USD terms, the average price for human albumin and IVIG products decreased by 9.5% and 9.7%, respectively, in the first quarter of 2019 compared to the same quarter of 2018.

Revenue from other immunoglobulin products increased by 6.6% in RMB terms, or 0.5% in USD terms in the first quarter of 2019 compared to the same quarter of 2018, reaching 10.1% of total sales as compared to 11.6% of total sales in the same quarter of 2018. The revenue increase was mainly attributable to increased sales volume of human tetanus immunoglobulin products.

Revenue from other plasma products, including human coagulation factor VIII, human prothrombin complex concentrate, and human fibrinogen products, increased by 64.2% in RMB terms, or 54.9% in USD terms, in the first quarter of 2019 compared to the same quarter of 2018, representing 7.6% of total sales in the first quarter of 2019. The growth mainly came from increased sales through the distributor channel.

Revenue from placenta polypeptide products decreased by 52.4% in USD terms for the first quarter of 2019 as compared to the same quarter of 2018, accounting for 5.9% of total sales compared to 14.3% of total sales in the first quarter of 2018, mainly in line with a decrease in sales volume as a result of the inclusion of placenta polypeptide products in regional adjuvant drug lists, which put a downward pressure on their prescription volume.

Cost of sales increased by 31.2% to $44.2 million in the first quarter of 2019 from $33.7 million in the same quarter of 2018. As a percentage of total sales, cost of sales increased to 34.1% from 30.0% in the same quarter of 2018, mainly because of decreased sales prices for most of the Company’s plasma products, increased plasma collection costs, and increased depreciation expenses due to the launch of the Company’s new facility in Shandong in February 2018.

Gross profit increased by 8.6% to $85.6 million in the first quarter of 2019 from $78.8 million in the same quarter of 2018. Gross margin was 65.9% and 70.0% in the first quarter of 2019 and 2018, respectively.

Total operating expenses in the first quarter of 2019 increased by $1.8 million, or 4.5%, to $41.6 million from $39.8 million in the same quarter of 2018. This increase mainly consisted of an increase of $3.2 million in general and administrative expenses, partially offset by a decrease of $2.0 million in selling expenses. As a percentage of total sales, total operating expenses decreased to 32.0% in the first quarter of 2019 from 35.4% in the same quarter of 2018.

Selling expenses in the first quarter of 2019 decreased by $2.0 million, or 9.7%, to $18.7 million from $20.7 million for the first quarter of 2018. As a percentage of total sales, selling expenses decreased to 14.4% for the first quarter of 2019 from 18.4% in the same quarter of 2018. The decrease in selling expenses is primarily due to a decrease in marketing and promotion expenses related to placenta polypeptide products, which is partly offset by increased selling expenses for plasma products.

General and administrative expenses in the first quarter of 2019 increased by $3.2 million, or 18.4%, to $20.6 million from $17.4 million in the same quarter of 2018. As a percentage of total sales, general and administrative expenses increased to 15.9% for the first quarter of 2019 from 15.5% for the same quarter of 2018. The increase in general and administrative expenses was mainly a combined result of the increased allowance for doubtful accounts receivable and increased depreciation expenses for the Company’s new facility in Shandong, which was partially offset by the decrease in share-based compensation expenses.

Research and development expenses in the first quarter of 2019 increased by $0.6 million, or 35.3%, to $2.3 million from $1.7 million in the same quarter of 2018. In the first quarter of 2019 and 2018, the Company received government grants totaling $0.4 million and $0.1 million, respectively, and the Company recognized them as a reduction of the research and development expenses. Excluding this impact, research and development expenses increased by $0.9 million for the first quarter of 2019 from the same quarter of 2018. As a percentage of total sales, research and development expenses, excluding the impact of these recognized government grants, increased to 2.1% for 2019 from 1.6% compared to the same quarter of 2018.

Income from operations in the first quarter of 2019 increased by 19.4% in RMB terms, or 12.8% in USD terms, to $44.0 million from $39.0 million in the same quarter of 2018. Operating margin decreased to 33.9% in the first quarter of 2019 from 34.7% in the first quarter of 2018.

Income tax expense in the first quarter of 2019 increased by $1.2 million, or 17.9%, to $7.9 million from $6.7 million in the same period of 2018. The effective income tax rate was 15.0% and 15.1% for the first quarter of 2019 and 2018, respectively.

Net income attributable to the Company increased by 26.5% in RMB terms, or 19.3% in USD terms, to $37.7 million in the first quarter of 2019 from $31.6 million in the same period of 2018. Net margin increased to 29.1% in the first quarter of 2019 from 28.1% in the same period of 2018. Diluted net earnings per share increased to $0.94 in the first quarter of 2019 compared to $0.92 in the same period of 2018.

Non-GAAP adjusted income from operations increased by 10.5% in RMB terms, or 4.2% in USD terms, to $52.2 million in the first quarter of 2019 from $50.1 million in the same period of 2018.

Non-GAAP adjusted net income attributable to the Company increased by 14.3% in RMB terms and 7.7% in USD terms, to $44.5 million in the first quarter of 2019 from $41.3 million in the same period of 2018. Non-GAAP net margin decreased to 34.3% in the first quarter of 2019 from 36.7% in the same period of 2018. Non-GAAP adjusted net income per diluted share decreased to $1.11 in the first quarter of 2019 from $1.21 in the same period of 2018.

Non-GAAP adjusted income from operations for the first quarter of 2019 excludes $6.3 million in non-cash employee share-based compensation expenses, and $2.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and diluted earnings per share for the first quarter of 2019 exclude $5.5 million in non-cash employee share-based compensation expenses, and $1.4 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

As of March 31, 2019, the Company had $99.0 million in cash on hand and demand deposits, $653.8 million in time deposits, and $171.2 million in short term investments.

Net cash provided by operating activities for the first quarter of 2019 was $32.2 million as compared to $23.3 million for the same period of 2018. The $8.9 million increase in net cash provided by operating activities was a combined result of the increase in both net income and non-cash expenses, which mainly include depreciation expenses and allowance for doubtful accounts receivable.

Accounts receivable increased by $11.6 million during the first quarter of 2019 as compared to $15.5 million during the same period of 2018. The accounts receivable turnover days for plasma products increased to 100 days during the first quarter of 2019 from 84 days during the same period of 2018, reflecting longer credit terms to hospitals as a result of the nationwide implementation of healthcare reform measures and intensified competition in the distributor channel.

Inventories increased by $4.0 million in the first quarter of 2019, which was milder than the increase of $10.8 million in the same period of 2018, mainly comprised of increased raw material plasma both out-sourced and from the Company's own collection stations.

Net cash used in investing activities for the first quarter of 2019 was $214.7 million as compared to $135.5 million for the same period of 2018. During the first quarter of 2019, the Company paid $7.9 million for the acquisition of property, plant and equipment, intangible assets and land use rights, and the Company also purchased time deposits and short-term investments in the amount of $937.4 million. This was partly offset by $730.6 million from the maturity of time deposits and short term investments. Net cash used in investing activities in the first quarter of 2018 mainly consisted of $264.7 million payment for purchase of time deposits and short term investments, $11.3 million for the acquisition of property, plant and equipment, intangible assets, and land use rights, which was partly offset by $97.7 million cash received upon acquisition of TianXinFu and the maturity of $42.8 million time deposits and short term investments.

Net cash used in financing activities for the first quarter of 2019 was $60.0 million as compared to net cash provided by financing activities of $0.3 million for the same period of 2018. In the first quarter of 2019, $60.0 million was remitted to an investment bank by the Company to execute the previously approved share repurchase program on behalf of the Company. As of March 31, 2019, 415,356 shares had been repurchased at a total amount of $36.8 million with the remaining $23.2 million as down payment to the investment bank for further repurchases. Net cash provided by financing activities in the first quarter of 2018 represented proceeds of $0.3 million from stock options exercised.

Financial Outlook

The Company reiterates its forecast for the full year 2019. The company expects both non-GAAP adjusted income from operations and non-GAAP adjusted net income to increase by 4% to 6% in RMB terms over full year 2018 financial results.

This guidance does not factor in any potential foreign currency translation impact. Having previously adopted an exchange rate of approximately RMB6.59 = $1.00 based on weighted average quarterly exchange rates in 2018 in translating 2018 financial results, the Company expects that the total sales and non-GAAP adjusted net income in USD terms in 2019 could be affected by the foreign currency translation impact.

This guidance excludes potential acquisitions, and necessarily assumes no significant adverse product price changes during 2019. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on May 13, 2019, which is 7:30 pm Beijing Time on May 13, 2019, to discuss its first quarter 2019 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through May 20, 2019. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10131286

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to options and restricted shares granted to employees and directors under the Company's 2008 Equity Incentive Plan and amortization of acquired intangible assets and land use rights. To supplement the Company's unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company's management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Three Months Ended
	March 31, 2019	March 31, 2018
	USD	USD
Sales:	129,784,067	112,464,890
Plasma products:
Human Albumin	56,812,789	33,795,961
Immunoglobulin products:
Human Immunoglobulin for Intravenous Injection	29,044,180	31,785,221
Other Immunoglobulin products	13,089,220	13,019,557
Others	9,870,008	6,372,962
Placenta Polypeptide	7,658,990	16,094,645
Biopharmaceutical products	116,475,187	101,068,346
Artificial Dura Mater	12,314,033	9,943,983
Others	994,847	1,452,561
Biomaterial products	13,308,880	11,396,544

Cost of sales	44,240,445	33,691,683
Gross profit	85,543,622	78,773,207

Operating expenses
Selling expenses	18,728,259	20,695,215
General and administrative expenses	20,597,560	17,387,075
Research and development expenses	2,330,825	1,716,954
Income from operations	43,886,978	38,973,963

Other income (expenses)
Equity in income of an equity method investee	593,030	1,068,045
Interest expense	(63,777)	(67,564)
Interest income	6,525,839	3,003,929
Other income, net	1,600,376	1,285,063
Total other income, net	8,655,468	5,289,473

Income before income tax expense	52,542,446	44,263,436

Income tax expense	7,918,442	6,707,455

Net income	44,624,004	37,555,981

Less: Net income attributable to noncontrolling interest	6,931,898	5,970,904

Net income attributable to China Biologic Products Holdings, Inc.	37,692,106	31,585,077

Earnings per share of ordinary share:
Basic	0.94	0.93
Diluted	0.94	0.92
Weighted average shares used in computation:
Basic	39,331,954	33,150,695
Diluted	39,412,441	33,338,470

Net income	44,624,004	37,555,981

Other comprehensive income:
Foreign currency translation adjustment, net of nil income taxes	24,316,421	31,793,225

Comprehensive income	68,940,425	69,349,206

Less: Comprehensive income attributable to noncontrolling interest	8,752,259	9,363,694

Comprehensive income attributable to China Biologic Products Holdings, Inc.	60,188,166	59,985,512

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2019	December 31, 2018
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	99,014,190	338,880,559
Time deposits	653,776,239	537,478,040
Short term investments	171,246,688	76,048,594
Accounts receivable, net of allowance for doubtful accounts	136,879,611	125,115,842
Inventories	251,949,296	243,295,512
Prepayments and other current assets, net of allowance for doubtful accounts	56,706,504	36,369,275
Total Current Assets	1,369,572,528	1,357,187,822

Property, plant and equipment, net	181,435,868	178,327,361
Intangible assets, net	52,381,256	53,258,871
Land use rights, net	35,058,239	32,204,342
Equity method investment	16,319,927	15,428,028
Prepayment in equity securities	-	10,812,893
Other investments	10,812,893	-
Loan receivable - non current	39,072,334	39,942,591
Goodwill	319,636,741	313,588,803
Other non-current assets	11,969,205	9,227,970
Total Assets	2,036,258,991	2,009,978,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	4,427,318	11,404,642
Income tax payable	12,978,577	11,010,347
Other payables and accrued expenses	91,105,696	99,933,793
Total Current Liabilities	108,511,591	122,348,782

Deferred income	2,754,860	2,824,212
Non-current income tax payable	26,899,038	26,899,038
Other liabilities	14,921,225	13,203,485
Total Liabilities	153,086,714	165,275,517

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
41,633,669 and 41,616,320 shares issued at March 31, 2019 and December 31, 2018, respectively;
38,963,609 and 39,361,616 shares outstanding at March 31, 2019 and December 31, 2018, respectively	4,163	4,162
Additional paid-in capital	1,196,008,137	1,189,698,494
Treasury share: 2,670,060 shares at March 31, 2019 and 2,254,704 at December 31, 2018, respectively, at cost	(93,206,049)	(56,425,094)
Retained earnings	672,174,844	634,482,738
Accumulated other comprehensive loss	(23,214,642)	(45,710,701)
Total equity attributable to China Biologic Products Holdings, Inc.	1,751,766,453	1,722,049,599

Noncontrolling interest	131,405,824	122,653,565

Total Shareholders’ Equity	1,883,172,277	1,844,703,164

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	2,036,258,991	2,009,978,681

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
	March 31,	March 31,
	2019	2018
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	44,624,005	37,555,981
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	3,959,985	2,325,609
Amortization	2,439,384	2,404,758
Loss on disposal of property, plant and equipment	37,829	44,142
Fair value changes of short term investments	(836,538)	(1,285,063)
Allowance for doubtful accounts - accounts receivable, net	2,224,200	-
Reversal for doubtful accounts - prepayments and other receivables	(19,560)	-
Deferred income tax benefit	(382,896)	(846,255)
Share-based compensation	6,305,967	9,009,234
Equity in income of an equity method investee	(593,030)	(1,068,045)
Change in operating assets and liabilities:
Accounts receivable	(11,554,181)	(15,505,930)
Inventories	(3,952,734)	(10,766,490)
Prepayments and other current assets	3,546,405	(4,582,769)
Other non-current assets	(550,055)	-
Accounts payable	(5,544,331)	(1,942,878)
Income tax payable	1,751,980	1,504,625
Other payables and accrued expenses	(9,000,340)	6,618,643
Deferred income	(123,545)	(130,974)
Other liabilities	(166,909)	-
Net cash provided by operating activities	32,165,636	23,334,588

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of TianXinFu	-	97,702,278
Purchase of time deposits	(743,412,316)	(84,828,600)
Proceeds from maturity of time deposits	629,307,453	3,000,000
Purchase of short term investments	(193,967,620)	(179,855,473)
Proceeds from maturity of short term investments	101,281,030	39,772,069
Payment for property, plant and equipment	(5,468,377)	(11,048,396)
Payment for intangible assets and land use rights	(2,453,524)	(255,664)
Proceeds from disposal of property, plant and equipment	436	10,722
Net cash used in investing activities	(214,712,918)	(135,503,064)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock option exercised	3,678	339,411
Payment to an investment bank for share repurchase	(60,000,000)	-
Net cash (used in)/ provided by financing activities	(59,996,322)	339,411

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,677,235	10,697,430

NET DECREASE IN CASH AND CASH EQUIVALENTS	(239,866,369)	(101,131,635)

Cash and cash equivalents at beginning of period	338,880,559	219,336,848

Cash and cash equivalents at end of period	99,014,190	118,205,213

Supplemental cash flow information
Cash paid for income taxes	6,687,364	6,352,407
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	2,113,697	5,389,336
Set-off loan receivable against accounts payable	1,636,952	-
Fair value of noncash assets acquired and liabilities assumed in acquisition of TianXinFu	-	337,186,892
Land use right acquired with prepayments made in prior periods	2,689,467	-
Share repurchase using the prepayment to an investment bank	36,780,955	-

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	March 31,	March 31,
	2019	2018
	USD	USD
Income from Operations	43,886,978	38,973,963
Non-cash employee share-based compensation	6,305,967	9,009,234
Amortization of acquired intangible assets and land use rights	2,055,032	2,157,302
Adjusted Income from Operations - Non GAAP	52,247,977	50,140,499

Net Income Attributable to the Company	37,692,106	31,585,077
Non-cash employee share-based compensation	5,450,091	8,262,637
Amortization of acquired intangible assets and land use rights	1,397,422	1,466,965
Adjusted Net Income Attributable to the Company - Non GAAP	44,539,619	41,314,679
Diluted EPS - Non GAAP	1.11	1.21

Weighted average number of shares used in computation of Non GAAP diluted EPS	39,412,441	33,338,470

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